Exhibit 99.1

Zhibao Technology Inc. Announces Closing of Underwriters’ Over-Allotment Option in Connection With Its Initial Public Offering

Shanghai, China, May 15, 2024 – Zhibao Technology Inc. (Nasdaq: ZBAO) (“Zhibao” or the “Company”), a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities in China, today announced that it issued an additional 23,765 Class A ordinary shares of the Company pursuant to the partial exercise of the underwriter’s over-allotment option in connection with the Company’s initial public offering at $4.00 per share, resulting in additional gross proceeds of $95,060.

Total proceeds of the Company’s initial public offering, including the exercise of the over-allotment option, were $6,095,060, before offering expenses and underwriting discounts.

EF Hutton LLC acted as the sole book-running manager for the offering.

A registration statement on Form F-1 (File Number: 333 -274431) relating to the offering, as amended, was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on March 29, 2024. A final prospectus related to the offering was filed on April 2, 2024, and made available on the SEC’s website at http://www.sec.gov. The offering was made only by means of a prospectus, forming part of the effective registration statement. A copy of the final prospectus related to the offering may be obtained from EF Hutton LLC, 590 Madison Avenue, 39th Floor, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@efhutton.com or telephone at (212) 404-7002. In addition, a copy of the final prospectus relating to the offering may be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Zhibao Technology Inc.

Zhibao Technology Inc. (“Zhibao” or the “Company”) is a leading and high growth InsurTech company primarily engaging in providing digital insurance brokerage services through its operating entities (“Zhibao China Group”) in China. 2B2C (“to-business-to-customer”) digital embedded insurance is the Company’s innovative business model, which Zhibao China Group pioneered in China. Zhibao China Group launched the first digital insurance brokerage platform in China in 2020, which is powered by their proprietary PaaS (“Platform as a Service”).

Zhibao has developed more than 40 proprietary and innovative digital insurance solutions addressing different scenarios in a wide range of industries, including but not limited to travel, sports, logistics, utilities, and e-commerce. Zhibao China Group acquire and analyze customer data, utilize big data and artificial intelligence technology to continually iterate and enhance its digital insurance solutions. This iterative process, in addition to continually improving its digital insurance solutions, will keep the Company abreast of the new trends and customer preferences in the market.

For more information, please visit the Company’s website at www.zhibao-tech.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “is/are likely to,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

Contact Information:

For Media and Investor Relations:

Zhibao Technology Inc.

Investor Relations Office

ir@zhibao-tech.com

Skyline Corporate Communications Group, LLC

Scott Powell, President

Avenues Tower

1177 Avenue of the Americas, 5th floor

New York, NY 10036

Office: (646) 893-5835

Email: info@skylineccg.com

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